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FIRM /AFFILIATE OFFICES
	Barcelona	New Jersey
	Brussels	New York
	Chicago	Northern Virginia
	Frankfurt	Orange County
	Hamburg	Paris
May 8, 2007	Hong Kong	San Diego
	London	San Francisco
	Los Angeles	Shanghai
Christina Chalk, Special Counsel	Madrid	Silicon Valley
Securities and Exchange Commission	Milan	Singapore
Division of Corporate Finance	Moscow	Tokyo
Office of Mergers and Acquisitions	Munich	Washington, D.C.
100 F Street, NE	File No. 006728-0155
Washington, D.C. 20549

Re:	Biosite, Inc.
Schedule TO-T/A filed on April 17, 2007 by Beckman Coulter, Inc.
and Louisiana Acquisition Sub, Inc.
SEC File No. 5-50351

Dear Ms. Chalk:

We hereby respond on behalf of Beckman Coulter, Inc. (“Beckman”) and Louisiana Acquisition Sub, Inc. (the “Purchaser”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated April 24, 2007 (the “Comment Letter”), to the above referenced Schedule TO-T, as amended. Beckman and the Purchaser are simultaneously filing via EDGAR this letter (tagged as correspondence) and Amendment No. 8 to the Schedule TO-T (“Amendment No. 8”). For your convenience, we have also attached a copy of Amendment No. 8 in the traditional, non-EDGAR format, to this letter.

Beckman and the Purchaser have the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented.

Background

1.	Refer to comment 4 in our comment letter dated April 10, 2007. Please put the information presented in your response letter into the amended disclosure document.

Response: We have revised the disclosure referenced in the comment above in response to the Staff’s comment.

Financial Analysis and Forecasts of Biosite management

2.	Refer to comment 3 in our comment letter dated April 10, 2007. We note that you have provided this new section of the Offer to Purchase in response to that comment. In it, you

May 8, 2007

disclose certain “base forecasts” Beckman Coulter received from Biosite management. However, your expanded disclosure notes that you also received certain “upside scenario” forecasts from Biosite, which you have not disclosed. Please provide your analysis as to why this is not material to shareholders under Rule 10b-5 and the antifraud provisions of Section 14(e) of the Exchange Act.

Response: We have revised the disclosure referenced in the comment above to include the “upside scenario” forecasts in response to the Staff’s comment.

3.	See our last comment above. We note that the “base case” forecasts included in the amended filing have not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the base case forecasts (and any additional projections you add in response to our last comment above) would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may also have additional comments after we review your response.

Response: We have revised the disclosure referenced in the comment above to reconcile the forecasts to the most directly comparable GAAP measures.

* * *

Once you have had time to review our responses to the Staff’s comments and the corresponding changes in Amendment No. 5, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call Paul D. Tosetti at (213) 891-8770 or me at (714) 755-8212.

Sincerely,

/s/    Jonn R. Beeson

Jonn R. Beeson

of LATHAM & WATKINS LLP

Enclosures

cc:	John J. Huber, Esq., Latham & Watkins LLP (via electronic mail)
Paul D. Tosetti, Esq., Latham & Watkins LLP (via electronic mail)
Cary K. Hyden, Esq., Latham & Watkins LLP (via electronic mail)
Scott Garrett, Beckman Coulter, Inc. (via electronic mail)
Paul Glyer, Beckman Coulter, Inc. (via electronic mail)
Arnold Pinkston, Beckman Coulter, Inc. (via electronic mail)
Keith Flaum, Cooley Godward Kronish LLP (via electronic mail)